UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53012

First Choice Healthcare Solutions, Inc.

(Exact name of registrant as specified in its charter)

709 S. Harbor Blvd., Suite 530, Melbourne, Florida 32901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)  ☒

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:___185_____________________

Pursuant to the requirements of the Securities Exchange Act of 1934 First Choice Healthcare Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

First Choice Healthcare Solutions, In

	By:	/s/ Phillip J. Keller
	Name:	Phillip J. Keller
	Title:	Interim Chief Executive Officer and Chief Financial Officer
June 15, 2020